Exhibit 12.1

	Predecessor Entity					Successor Entity
	Year Ended December 31,				For the period from January 1, 2010 through May 7, 2010	For the period from May 8, 2010 through December 31, 2010	Three Months Ended March 31, 2011
	2006	2007	2008	2009
Earnings adjusted for fixed charges:
Income from operations before income taxes	$16,375	$19,866	$27,683	$37,053	$8,846	$6,421	$8,601
Add: Interest expense	12,845	13,695	13,729	14,948	5,717	14,821	5,750
Add: Estimate of implicit interest in rental expense	1,628	1,920	2,747	3,051	1,124	2,432	907
Less: Noncontrolling interests	(11,833)	(14,706)	(17,179)	(22,391)	(9,266)	(18,444)	(7,549)

Total adjustments	2,640	909	(703)	(4,392)	(2,425)	(1,191)	(892)
Adjusted income from operations	$19,015	$20,775	$26,980	$32,661	$6,421	$5,230	$7,709

Fixed charges:
Interest expense	$12,845	$13,695	$13,729	$14,948	$5,717	$14,821	$5,750
Interest portion of rent expense	1,628	1,920	2,747	3,051	1,124	2,432	907

Total fixed charges	$14,473	$15,615	$16,476	$17,999	$6,841	$17,253	$6,657

Ratio of earnings to fixed charges	1.31	1.33	1.64	1.81	0.94 (1)	0.30 (2)	1.15

(1)	Earnings were insufficient to cover fixed charges by $0.4 million.
(2)	Earnings were insufficient to cover fixed charges by $12.0 million.